NEWMARKT CORP.

P.O.BOX 1408,5348 VEGAS DRIVE

89108 LAS VEGAS, NEVADA, USA

+3 (705) 2078574

info@newmarktcorp.com

Oct. 27, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:        Susan Block, Attorney Advisor

                        John Stickel, Attorney Advisor

Re:                   Newmarkt Corp.

                        Registration on Form S-1

                        File No. 333-212821

                        REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Block:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Newmarkt Corp. (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No.: 333-212821), as amended (the “Registration Statement”), such that it may become effective on Monday, October 31, 2016 at 2:00 p.m. eastern time or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrew Befumo, of Befumo & Schaeffer, PLLC, at (718) 737-8657. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Befumo & Schaeffer, PLLC, attention: Andrew J. Befumo, via facsimile at (202) 478-2900.

Sincerely,

Newmarkt Corp.

/s/ Denis Razvodovskij

Denis Razvodovskij

President

cc Andrew J. Befumo, Befumo & Schaeffer, PLLC